Filed pursuant to Rule 433
Registration Statement No. 333-128661
February 21, 2007
FINAL TERM SHEET

RYDER SYSTEM, INC. Medium-Term Notes (Registered Notes-Fixed Rate) Due Nine Months or More from Date of Issue

Trade Date:	February 21, 2007

Principal Amount:	$250,000,000

Credit Ratings:	Baa1 / BBB+ / A-

Public Offering Price:	99.987%

Issue Date:	February 26, 2007

Maturity Date:	March 1, 2014

Interest Rate:	5.85%

Day Count:	30/360

Net Proceeds to Ryder:	$248,467,500

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing September 1, 2007, and at Maturity.

Underwriters’ Commission:	.60%

Record Dates:	February 14 and August 17

Form:	☑ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity. ☑ The Notes may be redeemed prior to maturity.

Optional Redemption:	☐ No ☑ Yes

Other Terms

The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to March 1, 2014 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, Citigroup Global Markets Inc. and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means Banc of America Securities LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and one other primary U.S. government securities dealer in the United States appointed by the Trustee in consultation with us (each, a “Primary Treasury Dealer”). If any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☑ The holder has no option to elect repayment of the Notes prior to maturity. ☐ The Notes are repayable prior to maturity at the option of holder.

Terms of Repayment:

Discount Note:	☐ Yes ☑ No

Total Amount of OID:	—

Yield to Maturity:	—

Initial Accrual Period OID:	—
Joint Book-Running Managers

Banc of America Securities LLC	Citigroup	Morgan Stanley
Senior Co-Managers

BNP PARIBAS	Dresdner Kleinwort	RBC Capital Markets	RBS Greenwich Capital	Wachovia Securities
Junior Co-Managers

BNY Capital Markets, Inc.	JPMorgan	KBC Financial Products	Lazard Capital Markets

Mizuho Securities USA Inc.	Piper Jaffray	SunTrust Robinson Humphrey

Underwriters’ Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).
A preliminary pricing supplement dated February 21, 2007, prospectus supplement dated December 13, 2005 and prospectus dated November 1, 2005, of Ryder System, Inc. accompany this free-writing prospectus. The pricing supplement is available at the website of the Securities and Exchange Commission (the “SEC”) at
http://www.sec.gov/Archives/edgar/data/85961/000095014406004165/g01187e424b2.htm
The prospectus supplement is available from the SEC’s website at
http://www.sec.gov/Archives/edgar/data/85961/000095014405012739/g98676b2e424b2.htm.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the pricing supplement and prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC will arrange to send you the prospectus if you request it by calling toll free on 1-800-294-1322; Citigroup Global Markets Inc. will arrange to send you the prospectus if you request it by calling toll free on 1-877-858-5407; and Morgan Stanley & Co. Incorporated will arrange to send you the prospectus if you request it by calling toll free on 1-866-718-1649.